CETERA WEALTH SERVICES LLC
(SEC I.D. No. 8-29577)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29577

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Cetera Wealth Services LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___2301 Rosecrans Ave #5100___
                                                          (No. and Street)

El Segundo	CA	90245
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rodney Dowell	(310) 341-1853	rodney.dowell@cetera.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Deloitte & Touche LLP___
                          (Name – if individual, state last, first, and middle name)

555 W. 5th Street, Floor 27	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Rodney Dowell_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Cetera Wealth Services LLC (the "Company")_____, as of _December 31_____, 2_025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Rodney Dowell

Title:

Vice President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Wealth Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Wealth Services LLC (the "Company") (formerly known as Cetera Advisor Networks LLC), as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 13, 2026

We have served as the Company's auditor since 2016.

Member of
Deloitte Touche Tohmatsu Limited

CETERA WEALTH SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	157,726,607
Commissions and fees receivable		74,979,956
Other receivables		32,084,265
Advisor notes receivable, net of allowance of $6,834		22,613,357
Deferred charges		21,265,475
Intangible assets, net of accumulated amortization of $83,200,925		268,699,224
Goodwill		261,299,565
Other assets, net of allowance of $825,400		11,071,349
Total assets	$	849,739,798

LIABILITIES AND MEMBER'S EQUITY
LIABILITIES

Commissions payable	$	89,219,836
Payable to clearing broker		1,484,261
Related party payables		34,165,958
Accrued expenses and accounts payable		2,446,581
Accrued compensation		7,316,525
Deferred revenue		2,590,248
Contingent liabilities		3,481,556
Other liabilities		4,800,382
Total liabilities		145,505,347

COMMITMENTS AND CONTINGENCIES (NOTE 11)

MEMBER'S EQUITY		704,234,451
Total liabilities and member's equity	$	849,739,798

The accompanying notes are an integral part of this Statement of Financial Condition.

CETERA WEALTH SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Wealth Services LLC (the "Company"), formerly known as Cetera Advisor Networks LLC, is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to the public nationally through independent financial advisors.

A majority of the financial advisors affiliated with the Company hold both securities and advisory licenses and provide investment advisory services through Cetera Investment Advisors LLC ("CIA"), an affiliated registered investment advisor ("RIA"). As a result, all advisory business generated by the Company's advisors is recorded at CIA.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial" or "Parent") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is wholly owned subsidiary of GC Two Holdings, Inc. ("GC Two"), which is a wholly owned subsidiary of GC Three Holdings, LLC ("GC Three").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On September 5, 2025, the Company acquired certain assets and liabilities at historic cost from Avantax Investment Services, Inc. broker/dealer ("Avantax BD") and the affiliated H.D. Vest Insurance Agency LLC (TX). ("Avantax Insurance"). The transaction has been determined to be a combination of entities under common control that resulted in a change in the reporting entity. Accordingly, the financial results of the Company have been adjusted to include the impacts of the transaction in the current period as if the certain assets and liabilities acquired had been consolidated at the beginning of the period presented.

In connection with this transaction, there was cancellation of related party payable from Parent in the amount of $2,556,791.

The following table summarizes the impact of the transaction to the Company's Statement of Financial Condition as of December 31, 2024:

		As of December 31, 2024				
		As Previously Reported		Retrospective Adjustments		As Retrospectively Adjusted
ASSETS						
Cash and cash equivalents	$	94,794,073	$	-	$	94,794,073
Commissions and fees receivable		51,305,168		13,079,617		64,384,785
Receivable from clearing broker		2,930,702		475,087		3,405,789
Other receivables		13,484,953		19,999,641		33,484,594
Advisor notes receivable, net of allowance		-		21,573,906		21,573,906
Deferred charges		14,060,703		1,314,017		15,374,720
Intangible assets, net		136,079,227		143,022,077		279,101,304
Goodwill		27,687,917		233,611,648		261,299,565
Other assets, net		3,329,071		2,672,514		6,001,585
Total assets	$	343,671,814	$	435,748,507	$	779,420,321
LIABILITIES AND MEMBER'S EQUITY						
LIABILITIES						
Commissions payable	$	69,306,301	$	15,482,367	$	84,788,668
Payable to clearing broker		3,845,473		-		3,845,473
Related party payables		5,160,662		-		5,160,662
Accrued expenses and accounts payable		1,589,675		345,283		1,934,958
Accrued compensation		5,904,107		1,411,312		7,315,419
Deferred revenue		2,163,033		3,129,667		5,292,700
Deferred credit		664,503		3,570,449		4,234,952
Regulatory and legal reserves		798,083		762,745		1,560,828
Contingent liabilities		2,120,854		-		2,120,854
Other liabilities		6,706,221		398,903		7,105,124
Total liabilities		98,258,912		25,100,726		123,359,638
MEMBER'S EQUITY		245,412,902		410,647,781		656,060,683
Total liabilities and member's equity	$	343,671,814	$	435,748,507	$	779,420,321

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Commissions and Fees Receivable and Commissions Payable

Commissions and fees receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, as well as mutual fund and annuity trails and strategic partner receivables. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker and Payable to Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker but not yet remitted to the Company. Payable to clearing broker represents custody and clearing fees not yet remitted to the clearing firm.

Other Receivables

Other receivables primarily consist of receivables from the Company's clearing broker, accrued receivables related to unbilled fees to client accounts, and accrued receivables related to cash sweep programs.

Deferred Charges

The Company identifies all significant costs to obtain or fulfill a contract with a customer, including advisor recruiting costs and costs that arise from the transfer of assets belonging to customers of recruited advisors. Advisor recruiting and customer transfer costs are recognized as assets and amortized on a straight-line basis over the estimated useful life of up to 20 years for an advisor relationship and estimated 6-year useful life of a customer relationship, respectively.

The unamortized balance of these assets is presented as Deferred charges in the Company's Statement of Financial Condition. As of December 31, 2025, the Company had unamortized recruiting and transition allowances of $21,265,475. As of December 31, 2025, the weighted average remaining useful life was 12.7 years.

Goodwill and Other Intangible Assets

Goodwill assets are not amortized; however, intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 4 - 20 years. See Note 7 – "Goodwill and Other Intangible Assets", for additional information

Goodwill is tested annually on October 1st and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not less than its carrying amount, a quantitative impairment test will be performed by comparing the fair value of a reporting unit with its carrying amount. No impairment of goodwill was recognized during the year ended December 31, 2025.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. There was no impairment of definite-lived intangible assets recognized during the year ended December 31, 2025.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis and are stated at fair value. As of

December 31, 2025, immaterial amounts of securities owned and securities sold, not yet purchased are include in Other assets and Other liabilities, respectively.

Advisor Notes Receivable

The Company provides certain financial advisors with loans as part of its recruiting and retention strategy, for key revenue producing advisors. These loans are generally forgivable over a period of up to 15 years provided that the advisor remains licensed with the Company. The Company ratably amortizes the principal balance of these forgivable loans as commission expense over the loan term. If a financial advisor terminates the arrangement prior to the loan maturity date, the balance becomes immediately due, and the loan is reclassified as a payback loan. An allowance for credit losses is recorded upon conversion to payback loan.

The Company estimates expected credit losses based on evaluation of several factors related to credit risk, including financial advisors' affiliation status, loan type, and purpose. Additionally, we consider overall macro-economic factors that may impact estimated expected credit losses. The methodologies and assumptions used in estimating credit losses are regularly evaluated to determine if our estimates are appropriate with adjustments made on a quarterly basis. These assumptions and estimates require use of significant management judgement regarding matters that are inherently uncertain. During the year ended December 31, 2025, the Company has not observed material changes in payment terms, collection trends, or other significant factors. See Note 6 – "Advisor Notes Receivable" for additional information.

Other Assets

The Company periodically extends credit to financial advisors in the form of commission advances which are included in Other assets. As of December 31, 2025, advances due from advisors was $5,623,779, net of an allowance for bad debt of $825,400. The Company estimates expected credit losses for advisor advances based on evaluation of several factors related to credit risk, including financial advisors' affiliation status and advance purpose. Additionally, we consider overall macro-economic factors that may impact estimated expected credit losses. The methodologies and assumptions used in estimating credit losses are regularly evaluated to determine if our estimates are appropriate with adjustments made on a quarterly basis. In addition, property and equipment of $657,937 net of accumulated depreciation of $1,149,795, as well as prepaid expenses of $2,646,428, are recorded in Other assets.

Deferred Credit

Deferred credit primarily consists of rebates received on the signing of the Company's clearing services contract with Pershing LLC which is accreted on a straight-line basis. There was no unaccreted deferred credit as of December 31, 2025.

Contingent Liabilities

In connection with a business combination or an acquisition of assets the Company may provide contingent consideration to the sellers to be settled in cash at a future date. The amount to ultimately be settled under these arrangements is dependent on specified future events occurring or conditions being met. Contingent consideration arrangements that are required to be settled in cash are classified as liabilities on the Statement of Financial Condition.

Contingent consideration provided as part of a business combination is initially measured at fair value and is remeasured at approximate fair value at each reporting date until the contingency is resolved, with changes recognized in earnings. Contingent

consideration provided as part of an acquisition of assets is initially recorded at the amount expected to be settled. Any subsequent changes are adjusted against the assets acquired on the transaction date. See Note 3 – "Acquisitions" for more information.

Deferred Revenue

The Company records deferred revenue when cash payments are received or due in advance of its performance obligation, including amounts which are refundable. Deferred revenue of $2,590,248 is recorded in the Statement of Financial Condition.

Recently Issued or Adopted Accounting Pronouncements

For the year ended December 31, 2025, there were no accounting pronouncements issued that had a material impact on the Company's Statement of Financial Condition and related disclosures. There were no accounting pronouncements adopted during the period that had a material impact on the Company's Statement of Financial Condition and related disclosures.

NOTE 3 – ACQUISITIONS

Asset Acquisitions

During the year ended December 31, 2025, the Company entered into two asset purchase agreements with wealth management practices of independent advisors affiliated with the Company. These transactions were determined to be acquisitions of assets. Aggregate purchase consideration, including contingent consideration based on the expected settlement amount, was approximately $7,977,045 and capitalized as customer relationship intangible assets. The future payments associated with contingent consideration obligations for these acquisitions are expected to be $3,147,818 with specified payment dates ranging from 2026 through 2027.

NOTE 4 – CONTRIBUTIONS FROM PARENT

On February 20, 2025, Cetera Financial and an unaffiliated broker-dealer completed an asset purchase agreement. The purpose of the agreement was to facilitate the affiliation of the seller's registered representatives with the Company. The transaction was determined to be a business combination, and contemporaneously with the purchase, Cetera Financial transferred intangible assets of $11,826,000 to the Company as an in-kind contribution.

On December 19, 2025, Cetera Financial completed an asset purchase agreement with wealth management practices of independent advisors affiliated with the Company. The transaction was determined to be a business combination, and contemporaneously with the purchase, Cetera Financial transferred intangible assets of $2,794,000 to the Company as an in-kind contribution.

The initial valuations and net assets allocations for both transactions are pending, and circumstances may arise in the future that could lead to adjustments to the valuation and/or allocation. If any adjustments are required, as a result of the discovery of additional facts and or circumstances, they will be recorded no later than one year from the acquisition dates.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as

discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2025, there were no transfers between Levels 1, 2, and 3.

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis by product category as of December 31, 2025 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 111,076,060	$ -	$ -	$ 111,076,060
Securities owned - recorded in Other assets:				
Equity securities	84,057	-	-	84,057
Mutual funds	16,540	-	-	16,540
Municipal bonds	-	3,054	-	3,054
Certificate of deposits	-	8,857	-	8,857
Total securities owned	100,597	11,911	-	112,508
Total	$ 111,176,657	$ 11,911	$ -	$ 111,188,568

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in Other liabilities:				
Equity securities	$ 3,760	$ -	$ -	$ 3,760
Certificate of deposits	-	50,002	-	50,002
Total securities sold, not yet purchased	3,760	50,002	-	53,762
Total	$ 3,760	$ 50,002	$ -	$ 53,762

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds and publicly traded equity securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, they are classified within Level 1. Certificate of deposits and municipal bonds are fair valued by management using third-party pricing services and are classified as Level 2.

Fair Value of Financial Instruments not Measured at Fair Value

The fair value of cash and cash equivalents was estimated to approximate the carrying value and are classified as Level 1 of the fair value hierarchy.

The fair value of commissions and fees receivable, advisor notes receivable, commissions payable, related party payables, other receivables, deferred charges, accrued expenses and accounts payable, accrued compensation, deferred revenue, and regulatory and legal reserves was estimated to approximate the carrying value and are classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 6 – ADVISOR NOTES RECEIVABLE

The following table presents a summary of the activities in financial advisor notes receivable, net of allowance for doubtful amounts for the year ended December 31, 2025:

| | Year Ended December 31, 2025 | | |
	Forgivable	Payback	Total
Advisor notes receivable, net - beginning balance	$ 19,486,708	$ 2,087,198	$ 21,573,906
Originated/new loans	5,664,338	-	5,664,338
Collections	(1,721,808)	-	(1,721,808)
Interest accruals	3,296,484	891	3,297,375
Charge-offs, net of recoveries	(199,840)	-	(199,840)
Forgiveness/amortization	(12,834,703)	-	(12,834,703)
Transfer from forgivable to payback	(824,870)	824,870	-
Accretion	6,831,785	-	6,831,785
Change in allowance for doubtful amounts	-	2,304	2,304
Advisor notes receivable, net - ending balance	$ 19,698,094	$ 2,915,263	$ 22,613,357

The following table presents a summary of the activities in the allowance for doubtful amounts due from financial advisor notes receivable for the year ended December 31, 2025:

| | Year Ended December 31, 2025 | | |
	Forgivable	Payback	Total
Advisor notes receivable allowance - beginning balance	$ -	$ 9,138	$ 9,138
Provision for doubtful amounts	199,840	(2,304)	197,536
Charge-offs, net of recoveries	(199,840)	-	(199,840)
Total change	-	(2,304)	(2,304)
Advisor notes receivable allowance - ending balance	$ -	$ 6,834	$ 6,834

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill remained unchanged at $261,299,565 as of December 31, 2025.

The following tables present the components of intangible assets with definite lives subject to amortization as of December 31, 2025:

As of December 31, 2025	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Weighted Average Remaining Useful Life (years)
Financial advisor relationships	$	326,924,076	$	(71,184,327)	$	255,739,749	10.5
Customer relationships		15,989,420		(3,952,185)		12,037,235	10.0
Trade names		1,676,688		(1,308,274)		368,414	2.7
Non-compete agreements		7,309,965		(6,756,139)		553,826	1.5
Total	$	351,900,149	$	(83,200,925)	$	268,699,224	

NOTE 8 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2025 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 9 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based upon factors including total revenues, assets under management, sales volume, number of personnel, and producing advisors. Additionally, Avantax Planning Partners, Inc ("APP"), an affiliated entity, allocates a portion of its general administrative expenses to the Company based on total revenue. Prior to the acquisition described in Note 2 above, Avantax BD and Avantax Insurance had expense sharing agreements with other affiliated entities. In 2025, the Company allocated expenses to its related party, CIA, per an expense sharing agreement. Cetera Investment Services LLC ("CIS"), an affiliate, provides custodial services for certain customer retirement accounts of the Company.

Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial and affiliated with the other entities.

As of December 31, 2025, the Company had total outstanding Related party payables of $34,165,958 reflected in the Statement of Financial Condition, including outstanding liabilities of $24,468,271 to CIA and $9,273,045 to Cetera Financial. In addition, the Company had $424,642 of outstanding liabilities to other affiliates and an immaterial balance of related party receivables from other affiliates as of December 31, 2025.

Cetera Financial may fund note receivables as part of the recruitment effort to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to five years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the passage of time or attainment of certain production targets.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Service contracts - The Company has annual minimum payments under its fully disclosed clearing agreement with its clearing firm. The following table shows the future annual minimum payments due:

	Year Ended December 31,
2026	$ 1,500,000
2027	1,500,000
2028	1,500,000
2029	1,500,000
2030	1,500,000
Thereafter	2,250,000
Total	$ 9,750,000

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations, as well as incidents involving unauthorized access to accounts, fraudulent transfers and funds-availability schemes. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding or fraudulent event when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records an insurance receivable when the recovery is probable and the amount can be reasonably estimated.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain

minimum levels of net capital and other financial ratio requirements. At December 31, 2025, the Company complied with such requirements.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2025, the Company had net capital of $54,958,350, which was $54,708,350 in excess of required net capital of $250,000.

NOTE 13 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker and that the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"). The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 14 – INCOME TAXES

As a single-member limited liability company, the Company is a disregarded entity for federal income tax purposes and therefore does not pay corporate income taxes. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable.

NOTE 15 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer. Operating exclusively in the United States, the Company provides brokerage and insurance services through independent financial advisors. Operations constitute a single segment and therefore, a single reportable segment because the chief operating decision makers ("CODM") manage business activities using information of the Company as a whole. The CODM, listed below, uses net income, including significant expenses such as commissions, to evaluate the business's performance, predominantly in the forecasting process, management of resources, and to make operational decisions to manage the Company. The Company does not have any customers that individually account for over 10% of revenues.

Chief Executive Officer, Cetera Holdings
Chief Financial Officer, Cetera Financial Group

The Company's financial statements contain all pertinent information, including assets, net income, and significant expenses, utilized by the CODM to manage the Company. The accounting policies used to measure the profit and loss of the segment are

the same as those described in the summary of significant accounting policies.

NOTE 16 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the financial statement was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statement.

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